

January 4, 2013

Via E-Mail
Harold A. Hurwitz
Chief Financial Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, California 92614

> **RE:** **Pro-Dex, Inc.**
> **Definitive Additional Materials**
> **Filed on January 2, 2013**
> **File No. 000-14942**

Dear Mr. Hurwitz:

We have reviewed your filing and have the following comments.

Definitive Additional Materials

1. Please provide supplemental support for your disclosure that you have "an increasing list of current and potential customers."

II. Customer Transition, page 1

2. Refer to the last paragraph on page 2. You state that gross margin for the first quarter in fiscal 2013 was the highest in five consecutive quarters. We note that your quarterly report for the three months ended September 30, 2011 showed gross margin of 41%. Thus, please reconcile.

Mr. Berthelot's background, page 3

3. With a view toward revised disclosure, please clarify supplementally the nature of and reasons for the "restructuring program" you mention in the first and third paragraphs and why that program appears to have caused TransTechnology to no longer meet the net worth and market cap listing standards of the NYSE.

V. The "defaming our nominee" claim, page 4

4. Please tell us, with a view toward clarified disclosure, how <u>each</u> of the following paragraphs "specifically cite Mr. Swenson's service as a director as being relative to the litigation." We note, as examples only, that paragraphs numbered 17-19 do not appear to

reference Mr. Swenson, Mr. Redleaf or Whitebox. Please also provide us with a copy of the complaint to which you refer.

5.   Please provide supplemental support for the disclosure in paragraph 20 and in the last sentence of paragraph 38. Alternatively, revise your disclosure to delete such statements.

VI. A critical juncture, page 6

6.   Please refer to the paragraph on page 7 in which you discuss improved lead times to 4 weeks or less on key products. Given that your earnings release for your first fiscal quarter discussed improved lead times to 6 weeks, please tell us, with a view toward disclosure, how you have improved lead times since issuing that earnings release.

Appendix

7.   With a view toward clarified disclosure, please tell us to what "Shareholders Letter" you are referring and where each number you reference in the table is included in that letter. Please also tell us, with a view toward disclosure, the significance of the information you present. For example, are you trying to show that what AO Partners has disclosed is incorrect? Relatedly, please also clarify how you determined the numbers in the "As reported in Forms 10-Q/10-K" portion of the table. As examples only, we note:

- The total operating expenses you state for Q1 of FY2012 appears inconsistent with the total operating expenses included in the Form 10-Q filed November 9, 2011 but consistent with the total operating expenses included in the Form 10-Q filed November 8, 2012 for Q1 of FY2012; and
- The total operating expenses you state for Q2 of FY2012 appears inconsistent with the total operating expenses included in the Form 10-Q filed February 7, 2012.

Please include in your response the location of the disclosure to which you refer in the table.

Please direct any questions to Geoff Kruczek at (202) 551-3641 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

cc (via E-mail):   Tom Crane—Rutan & Tucker
                         Garett Sleichter—Rutan & Tucker